Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations through the eyes of our management. We recommend that you read this in conjunction with our interim financial statements for the three and nine months ended September 30, 2010, our 2009 annual financial statements and our 2009 annual management’s discussion and analysis. We have organized this management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of our business;

•	Results of Operations – a comparison of our current and prior period results;

•	Liquidity and Capital Resources – a discussion of our cash flow and debt;

•	Outlook – our current business and financial outlook for 2010;

•	Related Party Transactions – a discussion of transactions with our principal shareholder and others;

•	Subsequent Events – a discussion of material events occurring after September 30, 2010 and through the date of this management’s discussion and analysis;

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements;

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies;

•	Additional Information – other financial information and required disclosures; and

•	Appendices – supplemental information and discussion.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries. References to “Reuters” are to Reuters Group PLC, which we acquired on April 17, 2008.

This management's discussion and analysis also contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

•	General economic conditions and market trends and their anticipated effects on our business;

•	Our 2010 financial outlook;

•	Investments that we have made and plan to make;

•	Anticipated cost savings to be realized from our integration programs; and

•	Our liquidity and capital resources available to us to fund our ongoing operations, investments and returns to shareholders.

For additional information related to forward-looking statements and material risks associated with them, please see the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors that May Affect Future Results”.

This management’s discussion and analysis is dated as of October 27, 2010.

OVERVIEW

KEY HIGHLIGHTS

In the third quarter of 2010, our business returned to revenue growth before currency (1).

•	Consolidated net sales remain positive and we raised our full-year revenue outlook for 2010;

•	We launched additional new product platforms; and

•	We continued to execute on our integration and legacy savings programs.

Revenues – Before currency, our revenues from ongoing businesses (1) of $3.3 billion grew 3% compared to the third quarter of 2009, with both our Markets and Professional divisions recording growth.

Underlying operating profit (1) – Our underlying operating profit of $681 million declined 4% and the related margin decreased 130 basis points to 20.9% compared to the prior year period, primarily due to product mix, the 2010 investment program and the dilutive effect of acquisitions.

New product launches – We continued to invest through the economic cycle, and are releasing six new key products in 2010. In September, we launched Thomson Reuters Eikon, an innovative desktop platform for a new generation of financial professionals. Earlier this year, we launched Thomson Reuters Elektron, our next generation data distribution platform, WestlawNext, our next generation legal research platform and Reuters Insider, an innovative and multimedia news service.

Integration programs - We continued to make good progress on our integration programs, with run-rate savings of $1.35 billion at September 30, 2010. We expect to achieve our aggregate run-rate savings target of $1.6 billion by the end of 2011.

We recently reaffirmed our 2010 business outlook that we originally communicated in February, and we raised our outlook for full-year revenue growth to be flat to slightly up. Earlier in the year, we believed 2010 revenues would be flat to slightly down. Additional information is provided in the “Outlook” section of this management’s discussion and analysis.

OUR BUSINESS AND STRATEGY

Who we are and what we do – We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through our 55,000 people in over 100 countries, we deliver this must-have insight to the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world’s most trusted news organization.

How we make money – We serve a wide variety of customers with a single, tested business model. We derive the majority of our revenues from selling content and services electronically to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the markets we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

Our operational structure — We are organized in two divisions:

•	Markets, which consists of our financial and media businesses; and

•	Professional, which consists of our legal, tax and accounting, and healthcare and science businesses.

We also report a Corporate & Other category that principally includes corporate expenses, certain share-based compensation costs, certain fair value adjustments and expenses for our integration programs.

SEASONALITY

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration programs expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

INTEGRATION PROGRAMS

In 2008, we commenced integration programs related to the Reuters acquisition. We are currently in the third year of the four year programs. Our initial efforts in 2008 and 2009 were directed at realizing cost synergies through headcount reductions, retiring legacy products in our Markets division, pursuing revenue synergies across Thomson Reuters and becoming one company in one year. In 2010, we have been focused on:

•	Retiring additional legacy products and systems;

•	Consolidating data centers;

•	Rolling out new strategic products; and

•	Capturing revenue synergies.

The table below summarizes the run-rate savings we have achieved and the annual savings (including legacy efficiency programs) that we expect to achieve by completion of the programs in 2011, as well as the actual and projected costs to achieve these savings levels.

	Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars)	2009 Actual	2010 Actual	2009 Actual	2010 Target	Total Program Target (by 2011)
Run-rate savings	975	1,350	1,075	1,400	1,600
One-time expenses	343	290	506	475	1,574	*

* Total costs exclude $68 million of Reuters transaction-related expenses incurred in 2008.

As of September 30, 2010, we have achieved run-rate savings of $1.35 billion, reflecting an increase of $75 million since June 30, 2010 and $275 million since year end 2009. Communications, content and data center consolidation within the Markets division and the leveraging of our global footprint by the Professional division contributed to the incremental run-rate savings in 2010. Our current 2011 aggregate savings target of $1.6 billion is higher than the original target of $1 billion when we announced the Reuters acquisition in May 2007 and a $1.2 billion target when we closed the acquisition in April 2008. The target is higher because we have identified more savings opportunities than originally anticipated by leveraging our global infrastructure and realizing data center efficiencies.

In the fourth quarter of 2009, we raised our estimate of total one-time expenses by $275 million to $1.6 billion in order to achieve our current run-rate savings target. Year-to-date integration expenses of $290 million have trended below our full year estimate of $475 million due to timing. As a result, potentially $25 million to $50 million of expenses originally planned for 2010 may be incurred in 2011. Integration expenses primarily include severance and consulting expenses as well as costs associated with certain technology initiatives and branding. Because these are corporate initiatives, integration expenses are reported within Corporate & Other.

USE OF NON-IFRS FINANCIAL MEASURES

In addition to our results reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS measures include:

•	Revenues from ongoing businesses;

•	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);

•	Operating profit from ongoing businesses;

•	Underlying operating profit and underlying operating profit margin;

•	Adjusted earnings and adjusted earnings per share from continuing operations;

•	Net debt;

•	Free cash flow; and

•	Underlying free cash flow.

We have historically reported on non-IFRS financial results as we believe their use provides more insight into our performance. Please see Appendix A for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Non-IFRS financial measures are unaudited. See the sections entitled “Results of Operations” and “Liquidity and Capital Resources” for reconciliations of these non-IFRS measures to the most directly comparable IFRS measures.

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Below, we discuss our results from continuing operations as presented in our income statement. Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from businesses classified as discontinued operations. In order to compare the performance of our ongoing businesses, we remove the results of businesses that could not be classified as discontinued operations. Therefore, our results from ongoing businesses exclude both discontinued operations and other businesses sold or held for sale. In analyzing our revenues, we measure the performance of existing businesses and the impact of acquired businesses on a constant currency basis. We separately identify the effect of foreign currency on our reported revenues.

CONSOLIDATED RESULTS

The following table provides a summary of our results for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2010	2009	2010	2009
IFRS Financial Measures
Revenues	3,256	3,216	9,612	9,640
Operating profit	356	378	1,112	1,229
Diluted earnings per share	$0.32	$0.19	$0.82	$0.80

Non-IFRS Financial Measures
Revenues from ongoing businesses	3,256	3,205	9,611	9,599
Underlying operating profit	681	711	1,891	2,093
Underlying operating profit margin	20.9%	22.2%	19.7%	21.8%
Adjusted earnings from continuing operations	406	359	1,105	1,178
Adjusted earnings per share from continuing operations	$0.49	$0.43	$1.32	$1.41

Foreign currency effects. Compared to the prior year period in 2009, the U.S. dollar strengthened in the third quarter of 2010 against other major currencies, such as the Euro, and to a lesser extent, the British pound sterling. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our revenues, but only a marginal impact to underlying operating profit margin. The impact on revenues was most significant in our Markets division.

Revenues. The following tables provide information about our revenues:

	Three months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	3,256	3,205	1%	2%	(1%)	2%
Revenues from disposals	-	11	n/m	n/m	n/m	n/m
Revenues	3,256	3,216	n/m	n/m	n/m	1%

	Nine months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	9,611	9,599	(2%)	2%	-	-
Revenues from disposals	1	41	n/m	n/m	n/m	n/m
Revenues	9,612	9,640	n/m	n/m	n/m	-

n/m = not meaningful.

For the three months ended September 30, 2010, revenues from ongoing businesses increased 2% in total and 3% on a constant currency basis compared to the prior year period. For the nine months ended September 30, 2010, revenues from ongoing businesses were comparable to the prior year period, both in total and on a constant currency basis.

For the three-month period ended September 30, 2010, strong growth in Tax & Accounting, the Enterprise unit in Markets, Healthcare & Science and the subscription businesses in Legal was partly offset by softness in Legal print and non-subscription revenues and a decline in Investment & Advisory revenues in Markets. The decline in the Investment & Advisory business of the Markets division largely relates to Investment Management, as a result of cancellations from buy-side customers seeking to cut costs or exit the business entirely.

Revenue dynamics for the nine-month period ended September 30, 2010 were generally similar to the three-month period. Sales & Trading revenues in the third quarter of 2010 were comparable to the third quarter of 2009, but Sales & Trading revenues for the nine-month period in 2010 were lower than the prior period in 2009 due to the impact of 2009 negative net sales on our 2010 first-half results.

Given the subscription nature of our business, the impact from net sales on our reported revenues tends to lag the economic cycle. Because of the lag effect, our revenues have been slower to return to growth in 2010 compared to other businesses that are not subscription-based. However, we have continued to see improving trends in net sales since the second quarter of 2009, which we believe was the bottom of the cycle for us in terms of sales activity. On a consolidated basis, net sales were positive in the third quarter of 2010, the fourth consecutive quarter of positive sales. This improving sales performance is reflected through improving revenue trends as shown in the following chart:

Revenue Growth Rate
(revenues from ongoing businesses)
(% change before currency)

We reported revenue growth (before currency) in the third quarter of 2010, the first year-over-year increase since the second quarter of 2009, driven by the improvement in net sales.

Operating profit. The following table provides information about our operating profit, including a reconciliation to underlying operating profit:

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2010	2009	% Change	2010	2009	% Change
Operating profit	356	378	(6%)	1,112	1,229	(10%)
Adjustments:
Amortization of other intangible assets	138	124		399	367
Integration programs expenses	103	148		290	343
Fair value adjustments	102	47		75	135
Other operating (gains) losses, net	(18)	7		15	7
Disposals	-	7		-	12
Underlying operating profit	681	711	(4%)	1,891	2,093	(10%)
Underlying operating profit margin	20.9%	22.2%		19.7%	21.8%

Compared to the prior year periods, operating profit decreased $22 million, or 6%, in the three months ended September 30, 2010 and $117 million, or 10%, in the nine months ended September 30, 2010. In both periods, operating profit reflected the effects of investments in new products launched in 2010 and unfavorable revenue mix as well as higher amortization of other intangible assets attributable to newly acquired businesses. These factors outweighed benefits from integration programs, efficiency initiatives, lower integration programs expenses and lower depreciation and amortization expense from certain assets acquired with Reuters becoming fully depreciated. Our Markets division also recorded certain one-time benefits of $25 million related to operating expenses during the third quarter of 2010.

Compared to the prior year periods, underlying operating profit decreased $30 million, or 4%, in the three months ended September 30, 2010 and $202 million, or 10%, in the nine months ended September 30, 2010. The corresponding profit margins decreased 130 basis points to 20.9% for the three months ended September 30, 2010 and 210 basis points to 19.7% for the nine months ended September 30, 2010. As with operating profit, the declines in the related margin reflected the effects of investments in new products launched in 2010 and unfavorable revenue mix, which more than offset the benefits discussed above.

Operating expenses. The following table provides information about our operating expenses:

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2010	2009	% Change	2010	2009	% Change
Operating expenses	2,533	2,444	4%	7,322	7,263	1%
Remove:
Fair value adjustments	(102)	(47)		(75)	(135)
Operating expenses, excluding fair value adjustments	2,431	2,397	1%	7,247	7,128	2%

Operating expenses (excluding fair value adjustments) increased slightly in the three and nine months ended September 30, 2010 compared to the prior year periods. We believe evaluating our operating expenses excluding fair value adjustments is a better measure for analysis because these adjustments, which primarily represent the impact from embedded derivative transactions which fluctuate with foreign exchange rate movements, distort the trends of our operating expenses. Integration-related savings and tight cost controls have enabled operating expenses to remain relatively unchanged as we invest in growth initiatives. Staff costs, which include salaries, bonuses, commissions, benefits, payroll taxes and share-based compensation, represented approximately 52% of our expenses in the three and nine months ended September 30, 2010, representing an increase of 1% from 2009. Staff costs increased 6% in the three-month period and 3% in the nine-month period reflecting additional costs associated with acquisitions, new product development and the timing of incentive adjustments. The nine-month period reflected lower costs associated with a decrease in recoveries revenues in our Markets division, which was more than offset by an unfavorable impact from foreign currency.

Depreciation. Depreciation was $104 million and $347 million for the three and nine months ended September 30, 2010, respectively. Compared to the prior year periods, the three-month period decreased $24 million, or 19%, and the nine-month period decreased $23 million, or 6%. These decreases principally reflected the fact that certain assets acquired in the Reuters acquisition are now fully depreciated. This impact more than offset increases from new capital expenditures.

Amortization of computer software. Amortization of computer software was $143 million and $417 million for the three and nine months ended September 30, 2010, respectively. Compared to the prior year periods, the three-month period increased $8 million, or 6%, and the nine-month period increased $13 million, or 3%. These increases reflected higher amortization attributable to the recent launch of WestlawNext, investments in growth initiatives and assets of newly-acquired businesses, which more than offset a lessening impact from assets acquired in the Reuters acquisition.

Amortization of other intangible assets. Amortization of other identifiable intangible assets was $138 million and $399 million for the three and nine months ended September 30, 2010, respectively. Compared to the prior year periods, the three-month period increased $14 million, or 11%, and the nine-month period increased $32 million, or 9%. These increases were due to amortization from newly-acquired assets, which more than offset decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other non-operating charge. In conjunction with the recognition of tax losses that had been acquired in a business combination, we recorded a $326 million reduction to goodwill in the three and nine months ended September 30, 2009. The reduction to goodwill was recorded as expense below operating profit because the accounting adjustment was not reflective of our core operating results. This amount was offset by an equivalent income tax benefit, such that there was no net impact on earnings from this adjustment. See the section below entitled “Tax (expense) benefit” for additional information.

Other operating gains (losses), net. Other operating gains, net, were $18 million for the three months ended September 30, 2010 and other operating losses, net, were $15 million for the nine months ended September 30, 2010. The three and nine month results reflected gains from the sale of certain investments. The nine-month period also reflected a settlement in connection with a vendor dispute. Other operating losses for the three and nine months ended September 30, 2009 were primarily comprised of a loss on the sale of PDR (Physician’s Desk Reference), which was formerly part of the Healthcare & Science segment.

Net interest expense. Net interest expense was $99 million and $287 million for the three and nine months ended September 30, 2010, respectively. Compared to the prior year periods, the three-month period decreased $23 million, or 19%, and the nine-month period decreased $35 million, or 11%. These decreases reflected lower average debt levels and the benefit of lower interest rates from our recent debt redemptions and our floating rate debt (after swaps). The prior year periods also included higher interest related to uncertain tax positions and interest on $610 million of debt which was issued in March 2009, the net proceeds of which were used to repay other debt securities in June, August and December 2009.

Other finance income (costs). Other finance income was $44 million and $20 million for the three and nine months ended September 30, 2010, respectively. The nine-month period included a loss of $62 million incurred in connection with our early redemption of debt securities, principally representing premiums paid for early extinguishment and non-cash write-offs of transaction costs and discounts included in the carrying value of debt. See the section entitled “Financial Position” for additional information.

Other finance costs were $7 million and $64 million for the three and nine months ended September 30, 2009, respectively. These amounts included a $35 million loss associated with our exercise of rights to redeem certain debt securities in October 2009 prior to their scheduled maturity. See the section entitled “Financing activities” for additional information.

In all periods, other finance income (costs) also included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements as well as gains or losses related to freestanding derivative instruments.

Tax (expense) benefit. Tax (expense) benefit for the three and nine months ended September 30, 2010 and 2009 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts our interim period effective tax rate. Additionally, the three and nine months ended September 30, 2009 included the following items:

•
A $326 million tax benefit recognized for capital losses acquired in a business combination in anticipation of an intercompany sale of assets that subsequently occurred in December 2009. There was no cash impact from the transaction as the sale was completed in a tax free manner by utilizing these previously unrecognized tax losses; and

•
A $30 million tax benefit for intercompany interest payments not previously considered to be deductible for tax purposes. The recognition of the benefit was a result of negotiations with tax authorities.

Net earnings and earnings per share. Net earnings were $277 million for the three months ended September 30, 2010 compared to $167 million in the prior year period. Diluted earnings per share were $0.32 for the three months ended September 30, 2010 compared to $0.19 in the prior year period. Net earnings were $708 million for the nine months ended September 30, 2010 compared to $685 million in the prior year period. Diluted earnings per share were $0.82 for the nine months ended September 30, 2010 compared to $0.80 in the prior year period. In both periods, net earnings and the related diluted per share amount increased as lower operating profit was more than offset by lower finance costs. Tax expense was also lower in both periods of 2010, excluding the impact of the offsetting capital loss recognition and associated non-operating charge in 2009.

Adjusted earnings and adjusted earnings per share from continuing operations. The following table presents our adjusted earnings calculation:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2010	2009	2010	2009
Earnings attributable to common shareholders	268	162	685	667
Adjustments:
Disposals	-	7	-	12
Fair value adjustments	102	47	75	135
Other operating (gains) losses, net	(18)	7	15	7
Other finance (income) costs	(44)	7	(20)	64
Other non-operating charge	-	326	-	326
Share of post-tax earnings in equity method investees	(3)	(1)	(6)	(2)
Tax on above items	(19)	4	(19)	(32)
Interim period effective tax rate normalization	(11)	44	(22)	9
Amortization of other intangible assets	138	124	399	367
Discrete tax items	-	(356)	-	(356)
Discontinued operations	(6)	(11)	-	(17)
Dividends declared on preference shares	(1)	(1)	(2)	(2)
Adjusted earnings from continuing operations	406	359	1,105	1,178
Adjusted earnings per share from continuing operations	$0.49	$0.43	$1.32	$1.41

For the three months ended September 30, 2010, adjusted earnings and adjusted earnings per share increased compared to the prior year period as lower integration programs expenses, a decrease in net interest expense and a lower effective tax rate offset lower underlying operating profit. For the nine months ended September 30, 2010, adjusted earnings and adjusted earnings per share decreased compared to the prior year period as lower underlying operating profit more than offset lower integration programs expenses, a decrease in net interest expense and a lower effective tax rate.

SEGMENT RESULTS

A discussion of the operating results of each of our segments follows. Our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before (i) amortization of other intangible assets; (ii) other operating gains and losses and (iii) asset impairment charges. We use this measure for our segments because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

Professional division

	Three months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	1,409	1,348	1%	4%	-	5%
Revenues from disposals	-	11	n/m	n/m	n/m	n/m
Revenues	1,409	1,359	n/m	n/m	n/m	4%

	Nine months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	4,097	3,983	-	2%	1%	3%
Revenues from disposals	1	41	n/m	n/m	n/m	n/m
Revenues	4,098	4,024	n/m	n/m	n/m	2%

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2010	2009	% Change	2010	2009	% Change
Operating profit from ongoing businesses	376	391	(4%)	1,051	1,133	(7%)
Operating profit (loss) from disposals	-	(7)		-	(12)
Operating profit	376	384	(2%)	1,051	1,121	(6%)

Operating profit margin for ongoing businesses	26.7%	29.0%		25.7%	28.4%
Operating profit margin	26.7%	28.3%		25.6%	27.9%

n/m = not meaningful.

Compared to the prior year periods, revenues for our Professional division increased 4% for the three months ended September 30, 2010 and 2% for the nine months ended September 30, 2010. These results include our PDR (Physicians’ Desk Reference) and Liquent businesses that were sold in 2009 and PLM (a provider of drug information in Latin America), which we sold in March 2010. We report these businesses as disposals as they do not qualify to be reported as discontinued operations. The following discussion regarding our performance is related to our ongoing businesses.

Revenues from ongoing businesses increased 5% and 2%, on a constant currency basis, for the three and nine months ended September 30, 2010, respectively, compared to the prior year periods, driven by solid growth from Legal subscriptions, Tax & Accounting and Healthcare & Science products and acquisitions, partially offset by declines in Legal print and non-subscription products. Tax & Accounting, Legal’s subscription-based offerings, and Healthcare & Science reported a combined 8% revenue increase for the three-month period and represented approximately 77% of total Professional division revenues (including the benefit of acquired businesses). These increases were partially offset by decreases in Legal’s print revenues and non-subscription businesses, which both decreased 4%. Although revenues from print and non-subscription offerings continued to be lower than the prior year period, print attrition has slowed and is nearing historical levels. There continue to be selected areas of revenue growth within our non-subscription businesses, such as Trademarks, although ancillary revenues continued to decrease.

Operating profit from ongoing businesses decreased 4% and 7% for the three and nine months ended September 30, 2010, respectively, compared to the prior year periods. The corresponding profit margins decreased 230 basis points to 26.7% for the three months ended September 30, 2010 and 270 basis points to 25.7% for the nine months ended September 30, 2010. This was due to an unfavorable revenue mix from lower revenues associated with high margin print and non-subscription products in our Legal segment, and continued investment, including dilution from acquisitions which generally have lower initial margins. These factors, which resulted in a 300 basis point impact on operating profit margin in the current three-month period, more than offset the benefits of efficiency initiatives. Currency had a negligible impact on the margins of the Professional division.

As described in the Professional division’s “2010 Outlook” contained in our 2009 annual management’s discussion and analysis, we expect the Professional division’s operating profit margin will decline in 2010 compared to 2009 reflecting our changing product mix and continued investment. As expected, lower 2009 net sales in the Legal segment have affected the Professional division’s performance in 2010. This impact has become less pronounced as the year has progressed. As expected, the Professional division’s revenue growth rate accelerated in the third quarter and we expect revenue growth to continue to improve in the fourth quarter of 2010.

Legal

	Three months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired Businesses	Foreign currency	Total
Revenues	945	917	-	3%	-	3%
Segment operating profit	287	305				(6%)
Segment operating profit margin	30.4%	33.3%

	Nine months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired Businesses	Foreign currency	Total
Revenues	2,706	2,683	(1%)	1%	1%	1%
Segment operating profit	803	887				(9%)
Segment operating profit margin	29.7%	33.1%

For the three months ended September 30, 2010, revenues were 3% higher than the prior year period on a constant currency basis. For the nine months ended September 30, 2010, revenues were comparable on a constant currency basis. Given the subscription nature of our business, the impact from lower, but still positive, net sales in 2009 on our reported revenues tends to lag the economic cycle. This dynamic was less pronounced in the three months ended September 30, 2010.

For the three months ended September 30, 2010, revenues from subscription offerings, which include Westlaw and other businesses, increased 8%. Subscription growth was led by our international businesses which increased 14%, (including contributions from Revista dos Tribunais and Canada Law Book, which we acquired in May and August 2010, respectively), Intellectual Property which increased 7%, and FindLaw which increased 23% (including contributions from Super Lawyers, which we acquired in February 2010). Increases from subscription offerings were offset by lower print and non-subscription revenues, which each decreased 4%. However, the print attrition rate has slowed substantially from the prior year period and is nearing historical levels. The moderate decline in print also reflected that the first half of 2009 benefited from some favorable timing. Within our non-subscription businesses, revenues from trademark searches increased, however, we continued to experience double-digit declines in Westlaw ancillary revenues as customers continue to monitor spending above their base subscription contracts. In the nine-month period, subscription revenues increased 5%, while print and non-subscription revenues declined 10% and 5%, respectively.

From a customer perspective for the three months ended September 30, 2010, revenues from corporate and government increased 9% and 4%, respectively.

Segment operating profit and the related margin decreased in the three months ended September 30, 2010 compared to the prior year reflecting continued investment in strategic growth initiatives and higher depreciation and amortization (160 basis points), dilution from acquisitions (100 basis points) and decreased revenues from high-margin print and non-subscription products (30 basis points), which more than offset the benefits of efficiency initiatives. The nine months ended September 30, 2010 was also affected by these factors.

Segment operating profit margin is expected to increase as revenue growth returns.

Tax & Accounting

	Three months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues	244	225	4%	5%	(1%)	8%
Segment operating profit	39	36				8%
Segment operating profit margin	16.0%	16.0%

	Nine months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues	749	695	3%	4%	1%	8%
Segment operating profit	106	113				(6%)
Segment operating profit margin	14.2%	16.3%

Revenues increased 9% and 7%, on a constant currency basis, for the three and nine months ended September 30, 2010, respectively, compared to the prior year periods. Contributions by acquired businesses were primarily from Sabrix and Abacus, which we acquired in the fourth quarter of 2009 and form part of our Workflow & Service Solutions (WSS) business unit.

WSS, which represented two-thirds of segment revenues, increased 15% and 12% in the three and nine-month periods, respectively, from continued demand for our Income Tax products, Global Tax solutions and contributions from acquired businesses.

Business Compliance & Knowledge Solutions (BCKS) revenues decreased 1% in both the three and nine-month periods compared to the prior year. For the three-month period, a 9% increase in revenues from Checkpoint was offset by decreases in the remaining parts of BCKS, including print, which comprised approximately 9% of the Tax & Accounting segment’s revenues.

Segment operating profit increased in the three-month period and the related margin was comparable to the prior year period as dilution from acquisitions and amortization associated with product investment offset the impact of higher revenues. These factors also caused a decrease in segment operating profit and the related margin in the nine-month period compared to the prior year period.

Tax and Accounting is a seasonal business with nearly 50% of its operating profit historically generated in the fourth quarter. We expect Tax & Accounting’s operating profit to grow and the related margin to expand in the fourth quarter as the business exits a phase of heavy investment.

Healthcare & Science

	Three months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	220	206	4%	3%	-	7%
Revenues from disposals	-	11	n/m	n/m	n/m	n/m
Revenues	220	217	n/m	n/m	n/m	1%

	Nine months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	642	605	3%	3%	-	6%
Revenues from disposals	1	41	n/m	n/m	n/m	n/m
Revenues	643	646	n/m	n/m	n/m	-

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2010	2009	% Change	2010	2009	% Change
Segment operating profit from ongoing businesses	50	50	-	142	133	7%
Segment operating profit (loss) from disposals	-	(7)		-	(12)
Segment operating profit	50	43	16%	142	121	17%

Segment operating profit margin for ongoing businesses	22.7%	24.3%		22.1%	22.0%
Segment operating profit margin	22.7%	19.8%		22.1%	18.7%
n/m = not meaningful.

Revenues from ongoing businesses increased 7% and 6%, on a constant currency basis, for the three and nine months ended September 30, 2010, respectively, compared to the prior year periods led by our Scientific & Scholarly Research (SSR) and Payer businesses. SSR revenues increased 14% and 12% in the three and nine-month periods, respectively, driven by demand for our core information offering ISI Web of Science / Web of Knowledge and contributions from Discovery Logic, which we acquired on December 31, 2009. Payer revenues increased 11% and 9% in the three and nine-month periods, respectively, reflecting continued strong demand for our healthcare spending and analytics solutions. Revenues in our Provider business increased 1% in the three-month period, while revenues in our Life Sciences business decreased 2%.

For the three months ended September 30, 2010, segment operating profit from ongoing businesses was comparable to the prior year period and the related margin decreased. The decrease in the related margin was primarily attributed to timing and a challenging prior year comparison. Small timing shifts between quarters can result in large percent changes in growth rates and margins given the relatively smaller revenue base of this segment. For the nine months ended September 30, 2010, segment operating profit from ongoing businesses increased compared to the prior year period, principally from our first quarter 2010 performance, and the related margin approximated the prior year period. Foreign currency had an unfavorable impact of approximately 90 basis points and 30 basis points on segment operating profit margin for ongoing business in the three and nine months ended September 30, 2010, respectively.

Markets division

	Three months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues
Sales & Trading (1)	887	903	-	-	(2%)	(2%)
Investment & Advisory (1)	552	565	(3%)	1%	-	(2%)
Enterprise (1)	331	308	10%	-	(3%)	7%
Media (1)	79	83	(3%)	-	(2%)	(5%)
Markets division total	1,849	1,859	-	1%	(2%)	(1%)

Segment operating profit	359	369				(3%)
Segment operating profit margin	19.4%	19.8%

	Nine months ended September 30,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues
Sales & Trading (1)	2,647	2,741	(4%)	-	1%	(3%)
Investment & Advisory (1)	1,663	1,718	(5%)	1%	1%	(3%)
Enterprise (1)	972	916	6%	-	-	6%
Media (1)	238	246	(4%)	-	1%	(3%)
Markets division total	5,520	5,621	(3%)	1%	-	(2%)

Segment operating profit	1,001	1,130				(11%)
Segment operating profit margin	18.1%	20.1%

(1)	Results for 2009 have been reclassified to reflect the 2010 presentation.

Revenues increased 1%, on a constant currency basis, for the three months ended September 30, 2010, compared to the prior year. These results marked the first return to year-over-year quarterly revenue growth since the fourth quarter of 2008. The modest increase in revenues was driven by higher transaction and outright revenues, as well as contributions from acquired businesses, partially offset by expected reductions associated with the integration. Transaction and outright revenues increased 5% and 42%, respectively, compared to the prior year. Revenues decreased 2%, on a constant currency basis, for the nine months ended September 30, 2010, compared to the prior year. A discussion of revenue by type follows:

•
Subscription revenues were comparable to the prior year for the three-month period reflecting the benefits of continued improvement in net sales. Subscription revenues decreased 3% for the nine-month period compared to the prior year period primarily due to the impact from negative net sales in 2009. Net sales were positive in the third quarter of 2010, representing the second consecutive quarter of positive net sales, excluding the effects of a 2009 bank merger that took effect in April 2010. This performance reflects benefits of our new product offerings including Elektron, our new low-latency data distribution platform and Eikon, our new desktop platform.

•
Recoveries revenues (low-margin revenues that we collect and pass-through to a third party provider, such as stock exchange fees) declined 2% and 7% in the three and nine-month periods, respectively, due to cost control among users and certain exchanges moving toward direct billing of their customers.

•
Higher transaction revenues for the three-month period were driven by Tradeweb as well as strong foreign exchange volumes, which increased 6% compared to the prior year. For the nine-month period, transaction revenues increased 3%, also benefiting from Eurozone credit concerns earlier in the year, which helped to offset weaker first quarter performance.

•
Outright revenues, which represent a small share of Markets revenues, increased significantly in the three-month period, led by our Enterprise and Investment & Advisory business units. The prior year three-month period also reflected unfavorable timing. Outright revenues increased 13% for the nine-month period compared to the prior year.

Given the positive trends we are experiencing across the Markets division, we expect to continue to see an improvement in Markets division revenue growth in the fourth quarter of 2010.

By geography, revenues for the three months ended September 30, 2010 from Asia increased 4%, Europe, Middle East and Africa (EMEA) increased 3% and the Americas declined 2%.

Further analysis of the Markets division’s revenues on a constant currency basis is as follows:

•
Sales & Trading revenues for three months ended September 30, 2010 were comparable to the prior year period. This marks an improving trend, as we reported a year-over-year decrease of 5% in the second quarter of 2010. Revenues from Commodities & Energy increased 13% (6% from the Point Carbon acquisition), and Tradeweb revenues increased 9% due to higher trading volumes in both U.S. federal government treasuries and mortgage backed securities. These increases were offset by lower revenues from the Exchange Traded Instruments and Fixed Income sectors, where revenues have been impacted by strategic decisions to retire certain low-margin legacy products. Revenues from the Treasury sector were comparable to the prior year due to fewer desktops from weak prior year sales offsetting a 2% increase in transaction revenues driven by higher foreign exchange (FX) volumes. Sales & Trading overall transaction revenues increased 8%, driven by Tradeweb. For the nine months ended September 30, 2010, revenues decreased 4% compared to the prior year period, reflecting the effects of lower recoveries and subscription revenues.

•
Investment & Advisory revenues decreased 2% in the three months ended September 30, 2010 compared to the prior year period. Corporates revenues increased 6% helped by acquisitions. The remainder of the business continued to be adversely impacted by weak prior year sales. Investment Management revenues decreased 9% as a result of cancellations from buy-side customers seeking to cut costs or exit the business entirely. Wealth Management revenues increased 4% driven by growth in desktop offerings, add on solutions and data feeds, which more than offset the effects of retiring legacy products, including ReutersPlus and ILX. Momentum in Investment & Advisory continued to improve with positive net sales across Corporates, Investment Banking and Wealth Management. For the nine months ended September 30, 2010, revenues decreased 4%, reflecting the effects from 2009 negative net sales, cost cutting by our customers and retiring legacy products.

•
Enterprise revenues increased 10% in the three months ended September 30, 2010 compared to the prior year period. Enterprise Real Time Solutions increased 10% driven by strong performance in spec data, consolidated feeds and tick history. Risk Management increased 15%, aided by a favorable comparison to 2009. Platform (formerly referred to as Information Management Systems) increased 17% driven by higher recurring revenues. Revenues from Omgeo, our trade processing business, declined due to lower equity volumes. For the nine months ended September 30, 2010, revenues increased 6%, led by Enterprise Real Time Solutions, Platform and Risk Management and reflected increases in recurring revenues.

•
Media revenues decreased 3% in the three months ended September 30, 2010 compared to the prior year period, driven by 2009 cancellations in the agency business which continues to be adversely affected by tight customer budgets. However, following a new customer contract with CNN, which we reported last quarter, net sales remained positive for the third quarter of 2010. Revenues from the smaller advertising-based consumer business were comparable to the prior year; however, recent product introductions, including mobile and iPad applications are garnering new sources of revenues. For the nine months ended September 30, 2010, revenues decreased 4%, reflecting similar factors as the three-month period.

Segment operating profit and the related margin decreased for both the three and nine-month periods ended September 30, 2010 compared to the prior year due to investment in our new product platforms, Eikon and Elektron, and other strategic initiatives. The impact from investments on segment operating profit margin was 130 basis points for the three months ended September 30, 2010. Lower revenues in the nine-month period of 2010 impacted performance as well. The three-month period of 2010 also included certain one-time benefits related to operating expenses of $25 million. Foreign currency had a favorable impact of 20 basis points on segment operating profit margin for the three months ended September 30, 2010 and an unfavorable impact of 30 basis points for the nine months ended September 30, 2010.

We believe that an analysis of revenue by type by sequential quarter is a useful way to identify current trends in the Markets business, as it removes the lag effect on our reported revenues due to our predominately subscription-based business model. The following chart represents our Markets division revenues by type for the last seven sequential quarters:

Sequential Quarterly Revenue Trends (1) (2)
(% change before currency)

Percent of Markets Revenues Q3-10
$2
$0
Billions of U.S. dollars
Transactions (4%)
Recoveries 1%
Recurring Subscription 2%
Transactions (1%)
Recoveries (5%)
Recurring Subscription 1%
Transactions (4%)
Recoveries (5%)
Recurring Subscription (4%)
Transactions 1%
Recoveries (3%)
Recurring Subscription (2%)
Transactions 2%
Recoveries 2%
Recurring Subscription 2%
Transactions 6%
Recoveries (0.3%)
Recurring Subscription 0.2%
Transactions (3%)
Recoveries (0.7%)
Recurring Subscription 0.2%
9%
10%
77%
Q1-09 (vs. Q4-08)
Q2-09 (vs. Q1-09)
Q3-09 (vs.Q2-09)
Q4-09 (vs. Q3-09)
Q1-10 (vs. Q4-09)
Q2-10 (vs. Q1-10)
Q3-10 (vs. Q2-10)

(1)
Excludes outright revenues, which represented 3% of Markets 2009 annual revenues, and can have a more seasonal pattern than other revenue types and are therefore better analyzed by comparison to the prior year comparable period.

(2)	For purposes of this analysis, recurring includes subscription revenues only.

The chart illustrates that:

•
Subscription revenues, the largest portion of Markets revenue base, increased 0.2% sequentially in the third quarter, consistent with the second quarter of 2010. The first quarter of 2010 benefitted from a price increase of approximately 1.5%;

•	Recoveries, which are low-margin revenues, decreased slightly from the second to the third quarter of 2010; and

•
Transaction revenues decreased 3% from the second to the third quarter of 2010. Volumes were lower in the third quarter as the second quarter benefited from strong FX volumes related to Eurozone credit concerns. However, transaction revenues have increased 5% compared to the third quarter of 2009, and recent market activity driven by “currency wars” have supported higher transaction volumes in September and October.

Corporate & Other

The following table details our Corporate & Other expenses for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2010	2009	2010	2009
Core corporate expenses	54	49	161	170
Integration programs expenses	103	148	290	343
Fair value adjustments	102	47	75	135
Total	259	244	526	648

Compared to the prior year period, Corporate & Other expenses increased $15 million for the three months ended September 30, 2010 largely reflecting unfavorable fair value adjustments which more than offset lower integration expenses. Corporate & Other expenses decreased $122 million for the nine months ended September 30, 2010 reflecting lower integration expenses and favorable fair value adjustments.

In both periods, fair value adjustments primarily reflect changes in foreign currency exchange rates between the U.S. dollar and Euro; the U.S. dollar and British pound sterling; the U.S. dollar and other currencies; and the Euro and other currencies. These adjustments are non-cash and were principally associated with foreign currency embedded derivatives in customer and vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2010, we had a strong liquidity position with:

•	approximately $1.2 billion of cash on hand;
•	access to a committed, but unused $2.5 billion syndicated credit facility; and
•	the ability to access global capital markets, as evidenced by our issuance of approximately $1.2 billion principal amount of debt securities through separate offerings in March and September 2010.

We expect to continue to generate significant free cash flow in 2010 attributable to our strong business model and diversified customer base. We believe that cash on hand, cash from our operations and available credit facilities will be sufficient to fund our cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and any opportunistic share repurchases.

FINANCIAL POSITION

Our total assets were $34.8 billion at September 30, 2010, relatively unchanged from $34.6 billion at December 31, 2009. Additions from newly acquired businesses and capital expenditures more than offset the effects of depreciation and amortization.

Net Debt

The following table presents information related to our net debt as of the dates indicated:

	As at
(millions of U.S. dollars)	September 30, 2010	December 31, 2009
Current indebtedness	1,308	782
Long-term indebtedness	6,792	6,821
Total debt	8,100	7,603
Swaps	(103)	(137)
Total debt after swaps	7,997	7,466
Remove fair value adjustments for hedges	(48)	(26)
Remove transaction costs and discounts included in the carrying value of debt	64	54
Less: cash and cash equivalents	(1,158)	(1,111)
Net debt	6,855	6,383

The increase in total debt after swaps reflects our September 2010 issuance of C$750 million (approximately $730 million) principal amount of 4.35% notes due 2020 and our March 2010 issuance of $500 million principal amount of 5.85% notes due 2040. These increases in total debt were partially offset by the repurchase of our $700 million principal amount of outstanding 6.20% notes due January 2012. We funded the repurchase of these notes with the net proceeds of our March 2010 issuance of notes and from available cash resources.

We intend to use the proceeds from our September 2010 offering of debt securities, available cash and/or other resources to repay our €500 million principal amount of 4.625% notes when they mature in November 2010. As a result of interest rate and foreign exchange swap agreements, we will repay these notes for $762 million.

Total Equity

The following table shows the changes in our total equity:

(millions of U.S. dollars)
Balance at December 31, 2009	19,335
Net earnings	708
Share issuances	89
Effect of share-based compensation plans on contributed surplus	51
Dividends declared on common shares	(724)
Dividends declared on preference shares	(2)
Unrecognized net loss on cash flow hedges	(50)
Change in foreign currency translation adjustment	(52)
Actuarial losses on defined benefit pension plans, net of tax	(117)
Distributions to non-controlling interests	(24)
Balance at September 30, 2010	19,214

Additional Liquidity Information

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. The average maturity for our long-term debt will be approximately eight years and will have an average interest rate (after swaps) under 6% after we repay the notes due in November 2010 (as discussed in the “Net Debt” section above).

At September 30, 2010, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating expenses.

We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements.

Guarantees

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facility. Under our revolving credit facility discussed below, we must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit facility agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at September 30, 2010.

FOREIGN EXCHANGE RISK MANAGEMENT

Our operations are diverse and global in nature and therefore expose us to foreign exchange risk related to cash flows in currencies other than the U.S. dollar, in particular to the British pound sterling and the Euro.

In 2010, we implemented a program to mitigate our foreign exchange exposure by entering into a series of foreign exchange contracts to purchase or sell certain currencies in the future at fixed amounts. These instruments have not been designated as hedges for accounting purposes. As such, we recognized losses of $32 million and $4 million, reflecting the change in the fair value of these contracts, within “Other finance income (costs)” for the three and nine months ended September 30, 2010, respectively. The cumulative notional amounts of contracts outstanding at September 30, 2010 were $385 million to sell Euros, $227 million to buy British pounds sterling and $110 million to sell Japanese yen. These arrangements settle at various dates over the next 12 months and represented a net liability at fair value of $10 million at September 30, 2010, which was included within “Other financial assets–current” and “Other financial liabilities-current” in our statement of financial position. We may enter into additional derivative financial instruments in the future in order to mitigate our foreign exchange risk. See note 20 of our 2009 annual financial statements for additional information.

CREDIT RATINGS

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of September 30, 2010:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	A-1 (low)	R-1 (low)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

There have been no changes in our credit ratings from Moody’s, DBRS Limited and Fitch in 2010 and we are not aware of any changes being contemplated by these rating agencies. In August 2010, Standard & Poor’s revised its “Trend/Outlook” for our company from negative to stable citing expected improvement in operating performance and anticipated successful completion of the Reuters integration in 2011.

You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

CASH FLOW

Our principal sources of liquidity are cash on hand, cash provided by our operations, borrowings under our revolving credit facility and our commercial paper program, as well as the issuance of public debt. At September 30, 2010, we had no borrowings outstanding under our $2.5 billion revolving credit facility, nor did we have any commercial paper outstanding. Our principal uses of cash have been for debt servicing costs, debt repayments, dividend payments, capital expenditures and acquisitions. Additionally, we have occasionally used cash to repurchase outstanding shares in open market transactions, though we have not repurchased any shares since 2008.

Operating activities. For the three months ended September 30, 2010, cash provided by operating activities was $475 million compared to $513 million for the prior year period. This decrease primarily reflected unfavorable timing on working capital. For the nine months ended September 30, 2010, cash provided by operating activities was approximately $1.6 billion compared to approximately $1.8 billion for the prior year period. This decrease primarily reflected lower operating profit and higher tax payments.

Investing activities. For the three months ended September 30, 2010, cash used in investing activities was $347 million compared to $293 million for the prior year period. For the nine months ended September 30, 2010, cash used by investing activities was approximately $1.27 billion compared to $780 million for the prior year period. The increases in both periods were principally due to higher spending on acquisitions. For the nine-month period, acquisitions included Point Carbon, a provider of commodity and energy information within our Markets division; Complinet, a provider of global compliance information solutions; Canada Law Book, a legal publisher; and Revista dos Tribunais, a Brazilian legal publisher, all within our Legal segment. These acquisitions reflect our continued focus to broaden our product and service offerings and to execute our globalization strategy. Capital expenditures were comparable to the prior year for both the three and nine-month periods. Lower spending in the Professional division offset higher capital expenditures in our Markets division primarily for the development of Eikon, our next generation product delivery common platform, and investment in infrastructure technologies.

Financing activities. For the three months ended September 30, 2010, cash provided by financing activities was $505 million compared to $63 million in the prior year period. This increase reflected higher proceeds from the issuance of long-term debt, and the prior year period reflected repayment of long-term debt upon maturity. For the nine months ended September 30, 2010, cash used in financing activities was $254 million compared to cash provided of $12 million for the prior year period. The net outflow in the current year period compared to the net inflow in the prior year period was principally the result of higher repayments of debt in the current year due to our early repayment of debt securities.

Our financing activity included:

•
Proceeds from our March 2010 issuance of $500 million principal amount of 5.85% notes due 2040 and our September 2010 issuance of C$750 million (approximately $730 million) principal amount of 4.35% notes due 2020. In June 2010, we also borrowed and repaid $147 million under our revolving credit facility. See the section below entitled “Credit facility” for additional information. The prior year reflected proceeds from our March 2009 issuance of C$750 million (approximately $610 million) principal amount of 6.0% notes due in March 2016 and our September 2009 issuance of $500 million principal amount of 4.7% notes due 2019 (the net proceeds of which were subsequently used to partially fund the redemption of certain debt securities in October 2009 prior to their scheduled maturity dates); and

•
Repayments of debt in 2010 from our repurchase of $700 million principal amount of outstanding 6.20% notes due January 2012. We repurchased $432 million principal amount of these notes in March 2010 through a tender offer, prior to our make-whole redemption for the remaining $268 million principal amount of outstanding notes completed in April 2010. The prior year reflected repayment of our C$250 million principal amount of notes that matured in June 2009 for $184 million (after swaps) and repayment of our $200 million principal amount of 4.25% notes that matured in August 2009.

The following table sets forth dividend information for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2010	2009	2010	2009
Dividends declared	241	232	724	694
Dividends reinvested	(9)	(4)	(29)	(12)
Dividends paid	232	228	695	682

In February 2010, our board of directors approved a $0.04 per share increase in the annualized dividend to $1.16 per common share.

Free cash flow and Underlying free cash flow. The following table sets forth calculations of our free cash flow and underlying free cash flow for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2010	2009	2010	2009
Net cash provided by operating activities	475	513	1,572	1,770
Capital expenditures, less proceeds from disposals	(258)	(254)	(720)	(720)
Other investing activities	(1)	2	2	1
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Free cash flow	215	260	852	1,049
Integration programs costs (1)	100	135	321	334
Underlying free cash flow	315	395	1,173	1,383

(1)	Free cash flow was affected by one-time cash costs associated with our integration programs. We remove these costs to derive our underlying free cash flow.

Free cash flow of $215 million for the three months ended September 30, 2010 was lower than the prior year period due to unfavorable timing of working capital. Free cash flow of $852 million for the nine months ended September 30, 2010 was lower than the prior year largely due to lower operating profit and higher tax payments. Free cash flow was lower in each period despite lower integration program costs. Excluding integration program costs, the trends were the same for underlying free cash flow.

Credit facility. We have a $2.5 billion unsecured revolving credit facility that currently expires in August 2012. We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. As of September 30, 2010, we had no borrowings under this facility.

We can utilize this facility to provide liquidity in connection with our commercial paper program and for general corporate purposes. Based on our current credit rating, the cost of borrowing under the agreement is priced at LIBOR plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our credit facility fees and borrowing costs. The facility contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this facility is described in the “Financial Position” subsection above. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

Debt shelf prospectus. We have issued approximately $2.3 billion principal amount of debt securities under our existing shelf prospectus, which expires in January 2011. We may issue up to approximately $0.7 billion of additional debt securities under the prospectus. We intend to file a new $3 billion shelf prospectus to replace the existing shelf prospectus that expires in a few months.

Normal course issuer bid (NCIB) renewal. In May 2010, we renewed our NCIB share repurchase facility for an additional 12-month period. Under the NCIB, up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange between May 13, 2010 and May 12, 2011. Although we have not repurchased any shares since 2008, we may buy back shares (and subsequently cancel them) from time to time as part of our capital management strategy.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2009 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations outside the ordinary course of business during the nine months ended September 30, 2010.

CONTINGENCIES

Lawsuits and Legal Claims

In November 2009, the European Commission initiated an investigation relating to the use of our company’s Reuters Instrument Codes (RIC symbols), which is at a preliminary stage. RIC symbols help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities). We have responded to the Commission’s questionnaires and are fully cooperating with the investigation. We do not believe that we have engaged in any anti-competitive activity related to RIC symbols.

In October 2010, we entered into a settlement agreement related to the Stetson lawsuit involving our BAR/BRI business and Kaplan Inc. that alleged violations of antitrust law. Our part of the settlement is approximately $5 million. The settlement is subject to approval of the U.S. District Court for the Central District of California.

In addition to the matters described above, we are engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk with respect to tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We regularly assess the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by, or litigation with, the relevant taxing authorities.

In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service (IRS) notified us that it would challenge certain positions taken on our tax returns. Since notification, we have held ongoing discussions with the IRS relative to this challenge. We disagree with the IRS position. Given that this challenge has not been resolved through the IRS administrative appeals process, we intend to initiate action in the United States Tax Court to contest the challenge. While we expect to initiate court action in the fourth quarter of 2010, it is likely to take multiple years to resolve the case. In June 2010, the IRS indicated it will challenge positions taken in our tax returns for the years 2006 and 2007 as well. If the IRS prevailed in all of these challenges, which we believe is unlikely, we estimate that the tax, penalties and interest, net of federal tax relief, relative to the issues subject to these challenges would be approximately $500 million. Because we believe that our positions are supported by the weight of law, we do not believe that the resolution of these matters will have a material adverse effect on our financial statements. We are vigorously defending our positions.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors that May Affect Future Results”.

We recently reaffirmed our business outlook for 2010 that was first communicated in February, and have raised our outlook for full-year revenue growth.

Based on our year-to-date performance and improving momentum, we now expect our revenues to be flat to slightly up in 2010 rather than flat to slightly down, as previously forecast. We continue to expect net sales to be positive for the Professional and Markets divisions for the full-year 2010.

We expect our underlying operating profit margin to be comparable to 2009 before investments in the major new products and platforms launching this year. These investments are expected to have an impact of approximately 100 basis points.

Our plan to continue our aggressive investment focus to drive growth and capture efficiencies is likely to result in 2010 underlying free cash flow being slightly down on the prior year.

The following table sets forth our outlook, the material assumptions related to our outlook and the material risk factors that may cause actual performance to differ materially from our current expectations.

Our outlook excludes the impact of changes in foreign currency exchange rates.

Outlook	Material assumptions	Material risk factors
Revenues expected to be flat to slightly up in 2010
— Positive global GDP growth, led by rapidly developing economies

— Continued increase in the number of professionals around the world and their demand for high quality information and services

— Successful execution of new product release programs, globalization strategy and other growth initiatives

●     Impact of negative net sales in 2009(1) mitigates growth in early part of 2010.

— Customers of our financial and legal businesses may have a slower return to growth than expected, resulting in reduced spending levels

— Demand for our products and services could be reduced by changes in customer buying patterns or competitive pressures

— As government stimulus programs unwind, global economic recovery slows or reverts to recession

Underlying operating profit margin in 2010 expected to be comparable to 2009 before investments in major new products and platforms launching this year, which are expected to impact operating profit margin by approximately 100 basis points

— Revenues expected to be flat to slightly up in 2010

— Business mix within our Professional division continues to shift to an increasing percentage of software and solutions which have lower profit margins compared to print and CD, transaction and ancillary revenues

— Investments in new products, global expansion and platform launches intended to drive future growth will continue

— Realization of expected benefits and savings from our efficiency programs including our integration programs

— Higher margin print and CD-based revenues may decline as a percentage of total revenues more rapidly than expected

— Lower revenues from higher margin transaction-based businesses and ancillary revenue streams than expected

— The costs of required investments exceed expectations or actual returns are below expectations

— See the risk factors below related to integration programs savings

(1)	See the narrative entitled “Revenues” under “Consolidated Results” in the “Results of Operations” section of this management’s discussion and analysis for additional information regarding net sales.

Outlook	Material assumptions	Material risk factors
Underlying free cash flow expected to be slightly down in 2010
— Revenues expected to be flat to slightly up in 2010

— Underlying operating profit margin in 2010 expected to be comparable to 2009 (before investment impact of approximately 100 basis points)

— Continued spending on growth-related investments and capital expenditures
— See risk factors above related to revenue outlook and underlying operating profit margin — Higher capital expenditures and integration programs costs than currently expected
Achieve integration programs run-rate savings of $1.4 billion at in-period expenses of $475 million in 2010	— We will have the ability to execute our integration plan as currently anticipated	— Benefits may not be achieved to the extent, or within the time period, currently expected — The timing and amount of costs incurred in 2010 may vary from current expectations

Additionally, in 2010, we expect that our capital expenditures will represent 8.5% to 9% of our revenues, and that our depreciation and amortization of computer software will represent 8% to 9% of revenues. These assumptions are inherent in our outlook for underlying free cash flow and operating profit margin. We expect interest expense to be $400 to $425 million in 2010, assuming no significant change in our level of indebtedness. We expect our effective tax rate (as a percentage of post-amortization earnings) to be in a range of 20% to 23%, assuming no changes in current tax laws or treaties to which we are subject.

RELATED PARTY TRANSACTIONS

As of October 26, 2010, The Woodbridge Company Limited (Woodbridge) beneficially owned approximately 55% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of our product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $360,000 for the year ended December 31, 2009.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. These premiums were approximately $73,000 for the year ended December 31, 2009, which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

TRANSACTIONS WITH AFFILIATES AND JOINT VENTURES

We enter into transactions with our investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation (DTCC) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services. For the nine months ended September 30, 2010, these services were valued at approximately $7 million.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $1 million for the nine months ended September 30, 2010.

Our Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to Tradeweb New Markets, in which it has a 20% ownership stake. We recognized revenues of approximately $14 million related to these services for the nine months ended September 30, 2010. Refer to the section entitled “Tradeweb Partnership” for further information.

We have a lease agreement with 3XSQ Associates for a facility located at 3 Times Square in New York, New York, which serves as our corporate headquarters and as a Markets division operating location. 3XSQ Associates, which is an entity owned by Thomson Reuters and Rudin Times Square Associates LLC, was formed to build and operate the 3 Times Square property. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs related to 3XSQ Associates for the nine months ended September 30, 2010 were approximately $28 million for rent, taxes and other expenses.

OTHER TRANSACTIONS

In February 2010, we acquired Super Lawyers from an entity controlled by Vance Opperman, one of our directors, for approximately $15 million. The acquisition helps expand FindLaw’s product offerings. Mr. Opperman’s son was the CEO of the acquired business and agreed to stay on with the business through a transition period which concluded in the third quarter of 2010. The board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter.

In February 2005, we entered into a contract with Hewitt Associates Inc. (now Aon Hewitt) to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, we expect to pay Aon Hewitt an aggregate of approximately $150 million over a 10-year period ending in 2015. In 2009, we paid Aon Hewitt $8 million for its services. Steven A. Denning, one of our directors and chairman of the board’s Human Resources Committee, was a director of Aon Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on any matters relating to Aon Hewitt by the Human Resources Committee and the board of directors.

SUBSEQUENT EVENTS

TRADEWEB PARTNERSHIP

In January 2008, we formed a partnership with a consortium of global securities dealers (the Consortium) to further expand Tradeweb, our over-the-counter, multi-asset class, online marketplace that is within the Markets division. Tradeweb was structured as two separate entities, Tradeweb Markets (TWM) and Tradeweb New Markets (TWNM), in which we had ownership interests of approximately 85% and 20%, respectively, with the remaining interests owned by the Consortium. On November 1, 2010, in order to better position the businesses for long-term growth opportunities, the two entities completed a merger to form a single Tradeweb entity. Upon completion of the merger, we own the majority of the equity interests of Tradeweb and the Consortium holds a non-controlling interest.

The merging of the two entities will be accounted for as an acquisition of TWNM by TWM, whereby we will be considered to have exchanged a portion of our interest in TWM, for a portion of the Consortium’s interests in TWNM. If Tradeweb achieves certain performance milestones in 2011 and 2012, the former owners of TWNM will receive additional equity interests in Tradeweb that would increase the proportion of the Consortium’s non-controlling equity interests in Tradeweb.

At this time, an independent valuation, which is required to complete the accounting for the acquisition, is in process. Once this is completed, we will allocate the fair value to the individual assets and liabilities acquired, and will re-measure our pre-acquisition investment in TWNM. The re-measurement is expected to result in a gain, which will be recorded in the fourth quarter of 2010.

RELATED PARTY TRANSACTION

Acquisition of Serengeti

In October 2010, we acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of our directors, may have the right to receive 10% of the purchase consideration paid by our company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.

CHANGES IN ACCOUNTING POLICIES

Please refer to the “Changes in Accounting Policies” section of our 2009 annual management’s discussion and analysis, which is contained in our 2009 annual report, as well as note 2 in our interim financial statements for the nine months ended September 30, 2010, for information regarding changes in accounting policies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2009 annual management’s discussion and analysis, which is contained in our 2009 annual report, for additional information. Since the date of our 2009 annual report, there have not been any significant changes to our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

DEPRECIATION AND AMORTIZATION OF COMPUTER SOFTWARE BY SEGMENT

The following table details the total of depreciation and amortization of computer software by segment for the periods presented.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2010	2009	2010	2009
Professional division
Legal	(74)	(66)	(213)	(194)
Tax & Accounting	(24)	(19)	(71)	(57)
Healthcare & Science	(17)	(17)	(52)	(52)
Markets division	(128)	(152)	(412)	(449)
Corporate & Other	(4)	(8)	(16)	(18)
Disposals	-	(1)	-	(4)
Total	(247)	(263)	(764)	(774)

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As we continue to execute on the integration programs launched in 2008 as a result of the Reuters acquisition, we anticipate that certain business information systems will be consolidated and that related workflow processes will be modified and centralized. We expect to complete the integration programs in 2011. In addition, the Reuters acquisition added to the complexity of our global tax reporting process, and as a result, we continue to modify and enhance the related internal control processes and procedures.

We have begun the phased implementation of order-to-cash (OTC) applications and related workflow processes in our Markets division. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. During the third quarter of 2010, order management functionality was placed into service in the Americas region of our Markets division. In connection with this recent implementation, we modified the design and documentation of the related internal control processes and procedures.

Except as described above, there have been no other changes in our internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SHARE CAPITAL

As of October 26, 2010, we had outstanding 832,284,711 common shares, 6,000,000 Series II preference shares, 14,892,660 stock options and 8,250,228 restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2009 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis, including, but not limited to, statements in the “Outlook“ section are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook“ section above. Additional factors are discussed in the “Risk Factors” section of our 2009 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2010. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

NON-IFRS FINANCIAL MEASURES

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most direct comparable IFRS measure are reflected in our management’s discussion and analysis.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why it is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Revenues from ongoing businesses	Revenues excluding results from disposals, which are defined as businesses sold or held for sale that do not qualify for discontinued operations classification.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.
Revenues
Operating profit from ongoing businesses	Operating profit excluding results from disposals, which are defined as businesses sold or held for sale that do not qualify for discontinued operations classification.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Operating profit
Underlying operating profit and underlying operating profit margin
Operating profit excluding amortization of other intangible assets, impairment charges, fair value adjustments, integration programs expenses, other operating gains and losses and the results of disposals. The related margin is expressed as a percentage of revenues from ongoing businesses.
		Provides a basis to evaluate operating profitability and performance trends by removing the impact of items which distort the performance of our operations.	Operating profit and operating profit margin

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why it is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted earnings per share from continuing operations
Earnings attributable to common shareholders and per share excluding the pre-tax impacts of amortization of other intangible assets and the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals, other net finance costs or income, our share of post-tax earnings or losses in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares. This measure is calculated using diluted weighted average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.

Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.
Earnings attributable to common shareholders and earnings per share attributable to common shareholders

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why it is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments (swaps) on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.

Provides a measure of indebtedness in excess of the current cash available to pay down debt.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.
Total debt (Current indebtedness plus Long-term indebtedness)
Free cash flow	Net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations, dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Underlying free cash flow	Free cash flow excluding one-time cash costs associated with integration programs.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding certain unusual items.
Net cash provided by operating activities

APPENDIX B

QUARTERLY INFORMATION

The following table presents a summary of our consolidated operating results on an IFRS basis for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2010	2009	2010	2009	2010	2009	2009	2008
Revenues	3,140	3,131	3,216	3,293	3,256	3,216	3,357	3,395
Operating profit	321	376	435	475	356	378	346	633
Earnings from continuing operations	134	189	303	323	271	156	176	550
Earnings (loss) from discontinued operations, net of tax	-	4	(6)	2	6	11	6	16
Net earnings	134	193	297	325	277	167	182	566
Earnings attributable to common shares	127	190	290	315	268	162	177	560

Dividends declared on preference shares	(1)	(1)	-	-	(1)	(1)	-	(1)

Basic earnings per share
From continuing operations	$0.15	$0.22	$0.36	$0.38	$0.31	$0.18	$0.21	$0.66
From discontinued operations	-	0.01	(0.01)	-	0.01	0.01	-	0.02
	$0.15	$0.23	$0.35	$0.38	$0.32	$0.19	$0.21	$0.68
Diluted earnings per share
From continuing operations	$0.15	$0.22	$0.36	$0.38	$0.31	$0.18	$0.21	$0.65
From discontinued operations	-	0.01	(0.01)	-	0.01	0.01	-	0.02
	$0.15	$0.23	$0.35	$0.38	$0.32	$0.19	$0.21	$0.67

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration programs expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Results for all periods presented reflect both the expenses and savings benefits of the integration programs we commenced in 2008 related to the Reuters acquisition.

Our results for the first and second quarters of 2010 reflected the impact of negative net sales in 2009 on our subscription revenues and associated reductions in recoveries revenues. However, continued improvement in new sales trends has contributed to higher revenues, with the third quarter of 2010 marking a return to year-over-year revenue growth (excluding the effects of foreign currency). High-margin, non-subscription and print-related revenues declined in our Professional division. These factors along with continued investments have contributed to lower operating profit. Net earnings were also affected by a $62 million loss associated with our early redemption of debt securities in the first quarter of 2010.

In 2009, our results were adversely affected by the global economic recession including a change in the mix of revenues, as higher-margin print-based and non-subscription revenues decreased, while other lower-margin but higher growth businesses expanded. The strengthening of the U.S. dollar against other major currencies also negatively affected revenues, but had a positive effect on operating profit margins for each of the first three quarters of the year. Foreign currency effects had a favorable impact on revenues and a negligible effect on operating profit margin in the fourth quarter. Operating profit was also adversely affected by unfavorable fair value adjustments associated with foreign currency embedded derivatives. Operating profit in the fourth quarter of 2008 reflected $40 million primarily from the PDR business, which we sold in the third quarter of 2009.